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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke* Hong Kong Solicitors	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†
* Also Admitted in New York † Also Admitted in England and Wales

January 6, 2021
Re:	Tuya Inc. (CIK: 0001829118) Confidential Submission of the Draft Registration Statement on Form F-1

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

On behalf of Tuya Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States by the Company of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, par value US$0.00005 per share. Subject to market conditions and the review of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company currently expects to file a preliminary prospectus containing the estimated offering size and a price range in April 2021. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the Registration Statement is being submitted to the Staff in draft form and on a confidential basis. The Company confirms to the Staff that it will publicly file the draft registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Securities and Exchange Commission	2	January 6, 2020

The Company has included in this submission its audited consolidated financial statements as of and for the fiscal year ended December 31, 2019 and the unaudited consolidated financial statements as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020. As an emerging growth company, the Company has omitted its financial statements for the fiscal year ended December 31, 2018, and has also omitted the selected financial information for the fiscal years prior to the fiscal year ended December 31, 2019. In subsequent submissions, the Company plans to include, for the Staff’s review, audited consolidated financial statements as of and for the fiscal year ended December 31, 2020. Prior to the distribution of a preliminary prospectus, the Company will amend the draft registration statement to include all financial statements required by Regulation S-X at the date of the amendment.

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thanks for your time and attention.

Yours sincerely, /s/ Li He
Li He

cc:

Ms. Yao Liu (jessie@tuya.com), Senior Vice President, Chief Financial Officer

Tuya Inc.

Ms. Shuang Zhao, Esq., Partner

Cleary Gottlieb Steen & Hamilton LLP

Mr. Jianbin Gao, Partner

PricewaterhouseCoopers Zhong Tian LLP